UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Compañía de Minas Buenaventura S.A.A.

(Buenaventura Mining Company Inc.)

(Name of Issuer)

ADSs, each representing one common share, nominal (par) value of ten Peruvian

Soles per share

(Title of Class of Securities)

204448104**

(CUSIP Number)

Legal Vice President

Av. Apoquindo 4001, Piso 18

Las Condes, Santiago, Chile 7550162

(+ 56 2 2798 7000)

With copies to:

Cleary Gottlieb Steen & Hamilton LLP

Attention: Jeffrey Lewis, Adam Brenneman and Michael Dayan

One Liberty Plaza, New York NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing persons have previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares (as defined herein).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 204448104	Page 2 of 13

1	NAME OF REPORTING PERSON Antofagasta plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 204448104	Page 3 of 13

1	NAME OF REPORTING PERSON Andean LFMA Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 204448104	Page 4 of 13

1	NAMES OF REPORTING PERSONS Metalinvest Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 5 of 13

1	NAMES OF REPORTING PERSONS Kupferberg Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 6 of 13

1	NAMES OF REPORTING PERSONS Aureberg Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 7 of 13

1	NAMES OF REPORTING PERSONS E. Abaroa Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 8 of 13

1	NAMES OF REPORTING PERSONS Severe Studere Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 9 of 13

1	NAMES OF REPORTING PERSONS Jean-Paul Luksic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 204448104	Page 10 of 13

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 15, 2023, as amended and supplemented by Amendment No. 1 filed on January 25, 2024, Amendment No. 2 filed on February 26, 2024 and Amendment No. 3 filed on March 13 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the ADSs. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. All percentages set forth in this Amendment are based upon the Issuer’s reported 253,715,190 Common Shares outstanding as of March 31, 2023 as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Issuer’s annual general shareholders’ meeting was held on March 27, 2024. As disclosed by the Issuer in a Hecho de Importancia filed with the Superintendencia del Mercado de Valores in Peru on March 27, 2024, at the meeting Iván Arriagada Herrera, Antofagasta’s Chief Executive Officer, and Andrónico Luksic Lederer, Antofagasta’s Vice President of Development, were elected to the Board to fill the vacancies created by the approval of the Board Size Amendment, and became directors of the Issuer as of March 27, 2024.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following Exhibit:

6. Hecho de Importancia publicly filed by the Issuer on March 27, 2024 with the Superintendencia del Mercado de Valores in Peru

Schedule 1 of the Original 13D is hereby amended and restated in its entirety as follows:

Schedule 1

Directors and Executive Officers of Antofagasta plc

Board of Directors	Business Address	Principal Occupation or Employment	Citizenship
Jean-Paul Luksic	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Francisca Castro	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Ramón Jara	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Juan Claro	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Andrónico Luksic Craig	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Vivianne Blanlot	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Michael Anglin	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	United States

Tony Jensen	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	United States

Eugenia Parot	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Heather Lawrence	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	United Kingdom

Tracey Kerr	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Australia/United Kingdom

Executive Officers	Business Address	Title	Citizenship
Iván Arriagada	103 Mount Street, London, United Kingdom, W1K 2TJ	Chief Executive Officer	Chile

Mauricio Esteban Ortiz Jara	103 Mount Street, London, United Kingdom, W1K 2TJ	Chief Financial Officer	Chile

Andrónico Luksic L.	103 Mount Street, London, United Kingdom, W1K 2TJ	Vice President of Development	Chile

Schedule 3 of the Original 13D is hereby amended and restated in its entirety as follows:

Schedule 3

Directors of Metalinvest Establishment

Director	Business Address	Principal Occupation or Employment	Citizenship

Davor Luksic Lederer	Ilica 1a, 11th Floor, Zagreb 10000, Croatia	Non-executive Director	Chile

Johannes Michael Burger	Heiligkreuz 6 FL-9490 Vaduz, Liechtenstein	Lawyer	Austria

Schedule 4 of the Original 13D is hereby amended and restated in its entirety as follows:

Schedule 4

Directors of Kupferberg Establishment

Director	Business Address	Principal Occupation or Employment	Citizenship

Davor Luksic Lederer	Ilica 1a, 11th Floor, Zagreb 10000, Croatia	Non-executive Director	Chile

Johannes Michael Burger	Heiligkreuz 6 FL-9490 Vaduz, Liechtenstein	Lawyer	Austria

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024

ANTOFAGASTA PLC

By:	/s/ Iván Arriagada
Name:	Iván Arriagada
Title:	Chief Executive Officer

By:	/s/ Andrónico Luksic Lederer
Name:	Andrónico Luksic Lederer
Title:	Vice President of Development

ANDEAN LFMA INVESTMENT LIMITED

By:	/s/ Iván Arriagada
Name:	Iván Arriagada
Title:	Authorised Signatory

By:	/s/ Andrónico Luksic Lederer
Name:	Andrónico Luksic Lederer
Title:	Authorised Signatory

METALINVEST ESTABLISHMENT

By:	/s/ Davor Luksic Lederer
Name:	Davor Luksic Lederer
Title:	Director

By:	/s/ Dr. Johannes Burger
Name:	Dr. Johannes Burger
Title:	Director

KUPFERBERG ESTABLISHMENT

By:	/s/ Davor Luksic Lederer
Name:	Davor Luksic Lederer
Title:	Director

By:	/s/ Dr. Johannes Burger
Name:	Dr. Johannes Burger
Title:	Director

AUREBERG ESTABLISHMENT

By:	/s/ Dr. Thomas Müller
Name:	Dr. Thomas Müller
Title:	Director

By:	/s/ PERCURO Trust Establishment
Name:	PERCURO Trust Establishment
Title:	Director

E. ABAROA FOUNDATION

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of the Foundation Council

By:	/s/ Dr. Johannes Burger
Name:	Dr. Johannes Burger
Title:	Member of the Foundation Council

SEVERE STUDERE FOUNDATION

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of the Foundation Council

By:	/s/ Dr. Mario König
Name:	Dr. Mario König
Title:	Member of the Foundation Council

JEAN-PAUL LUKSIC

By:	/s/ Jean-Paul Luksic